Steben & Company, Inc. 2099 Gaither Road, Suite 200 Rockville, MD 20850	240 631 9808 T 240 631 9595 F www.steben.com

August 15, 2011

VIA EDGAR

Mr. Michael McTiernan, Assistant Director
Ms. Erin E. Martin, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Seneca Global Fund, L.P. (the “Fund”) – Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-175052)

Dear Mr. McTiernan and Ms. Martin:

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a copy of Amendment No. 1 to the Registration Statement on Form S-1 relating to an offering by the Fund of units of limited partnership interest (“Units”).  The filing reflects changes to the Fund’s Registration Statement on Form S-1 (Reg. No. 333-175052) filed with the Commission on June 21, 2011.  This filing is being made to incorporate disclosures suggested by Mr. James Biery in his letter to you dated August 2, 2011 responding to the Staff’s comment letter of July 6, 2011.  This filing also incorporates more timely financial statements for the Fund and its general partner, updated performance information required pursuant to rules of the Commodity Futures Trading Commission, and revisions requested by the Financial Industry Regulatory Authority.  Finally, this filing reduces the amount of unsold Units being carried over from the prior Registration Statement as permitted by Rule 415(a)(6) as a result of actual and anticipated sales of Units subsequent to the initial filing of this Registration Statement on June 21, 2011.  Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Steben & Company, Inc., the Fund’s general partner, for five years.

Thank you very much for your attention to this filing.  If you have any questions, please do not hesitate to contact me at (240) 631-9808.

Very truly yours,

/s/ John Grady

John Grady